Exhibit 99.1

Globant Reports Third Quarter Financial Results - Revenue and Earnings Momentum Continues

San Francisco, CA / November 10, 2014 - Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends, today announced results for the three and nine months ending September 30, 2014.

Highlights

●	Revenue for the third quarter was $52.0 million, another quarterly record for the company, representing 28.7% year-over-year growth
●	Revenue for the first nine months of the year was $144.5 million, representing 28.9% year-over-year growth
●	IFRS Gross Profit for the third quarter was $20.4 million (39.2% IFRS Gross Profit Margin) and Non-IFRS Adjusted Gross Profit for the third quarter was $21.3 million (41.0% Non-IFRS Adjusted Gross Profit Margin)
●	IFRS Profit for the third quarter was $7.8 million (15.0% IFRS Profit Margin) and Non-IFRS Adjusted Profit for the quarter was $8.4 million (16.1% Non-IFRS Adjusted Profit Margin)
●	IFRS Diluted EPS for the third quarter was $0.23 per share and Non-IFRS Adjusted Diluted EPS for the third quarter was $0.25 per share (assuming 33.4 million average diluted shares for the quarter)

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“Many exciting things have happened that enabled us to have another record quarter and the highest quarterly revenue in our history. Our impressive performance was mainly pushed by the solid execution of our strategy by our Studios and business units”, described Martin Migoya, CEO and co-founder of Globant. “We continue to see our clients’ budgets moving from traditional IT spending into consumer-oriented initiatives involving emerging technologies. We believe that our Studios model will continue to be the best way to provide innovative software solutions in this changing environment”.

“We are also thrilled to announce the expansion of our Agile Pods model, our unique methodology of building software, which our customers have responded to by developing more long-term engagements with Globant”, Migoya added. “As more clients see the positive results of our Agile Pods methodology, which is tailored-made to improve their businesses by combining agility and maturity to drive innovation and efficiency, they are choosing to grow their relationships with us. We expect this trend to remain strong in the fourth quarter, as we continue to add key accounts to our portfolio such as AEP Energy, a long-term engagement, closed in October.”

Globant finished the quarter with 3,567 Globers, of which 3,217 were IT professionals. Geographic revenue breakdown for the nine months ended September 30, 2014 was as follows: 81% from North America (U.S. top country), 13% from Latin America (Chile top country) and 6% from Europe (U.K. top country). 93% of Globant’s revenue for the third quarter was denominated in U.S. dollars, with 1% in British pounds and 6% in other currencies.

We ended the quarter with 299 customers served during the last 12 months. Of these, 45 were customers with revenues of more than $1 million during that period. For the nine months ending in September 30, 2014, our top customer represented 8.7% of our revenues, our top 5 customers represented 27.7% of our revenues and our top 10 customers represented 43.6% of our revenues.

Cash and investments as of September 30, 2014 increased to $58.6 million and long-term borrowings decreased to $0.9 million. Total shares outstanding as of September 30, 2014 were 33,345,158 common shares.

Full Year and Fourth Quarter Outlook

For the fourth quarter of 2014, Globant estimates revenue to be between $53 - $55 million. Non-IFRS Adjusted Profit Margin for the quarter is estimated to be between 11% - 12%, with Non-IFRS Adjusted Diluted EPS in the range of $0.17 - $0.21 (assuming 34.5 million average diluted shares outstanding for the quarter).

For the full year 2014, Globant estimates revenue to be between $197 - $199 million. Non-IFRS Adjusted Profit Margin for the year is estimated to be between 11% - 12%, with Non-IFRS Adjusted Diluted EPS in the range of $0.70 - $0.78 (assuming 32.1 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martin Migoya and Alejandro Scannapieco will discuss the three and nine month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/index.php?s=19&item=8

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 11 years, Globant has grown into a company with more than 3,500 professionals working for companies like Google, Linkedin, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured as case study at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Revenues	144,488	112,089	51,959	40,367
Cost of revenues	(87,333)	(70,273)	(31,596)	(24,686)
Gross profit	57,155	41,816	20,363	15,681

Selling, general and administrative expenses	(41,436)	(38,738)	(15,103)	(13,904)
Impairment of tax credits	(821)	-	(40)	-
Profit from operations	14,898	3,078	5,220	1,777

Gain on transactions with bonds	10,023	20,819	5,244	9,525
Finance income	8,077	257	2,992	134
Finance expense	(9,725)	(4,031)	(3,263)	(1,804)
Finance expense, net	(1,648)	(3,774)	(271)	(1,670)

Other income and expenses, net	(50)	1,703	(23)	1,703
Profit before income tax	23,223	21,826	10,170	11,335

Income tax	(6,108)	(4,215)	(2,380)	(1,718)
Profit for the period	17,115	17,611	7,790	9,617

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(172)	(276)	(376)	(207)
Total comprehensive income for the period	16,943	17,335	7,414	9,410

Profit attributable to:
Owners of the Company	17,058	17,611	7,785	9,617
Non-controlling interest	57	-	5	-
Profit for the period	17,115	17,611	7,790	9,617

Total comprehensive income for the period attributable to:
Owners of the Company	16,886	17,335	7,409	9,410
Non-controlling interest	57	-	5	-
Total comprehensive income for the period	16,943	17,335	7,414	9,410

Earnings per share
Basic	0.57	0.63	0.24	0.36
Diluted	0.55	0.59	0.23	0.33
Weighted average of outstanding shares (in thousands)
Basic	30,099	27,772	32,294	27,818
Diluted	31,177	29,784	33,372	29,830

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Sept 30, 2014	Dec 31, 2013
ASSETS
Current assets
Cash and cash equivalents	43,277	17,051
Restricted cash equivalent	1,689	-
Investments	13,640	9,634
Trade receivables	38,043	34,418
Other receivables	10,552	6,346
Total current assets	107,201	67,449

Non-current assets
Other receivables	5,027	5,987
Deferred tax assets	3,213	3,117
Investment in associates	490	-
Other financial assets	942	1,284
Property and equipment	16,095	14,723
Intangible assets	5,712	6,141
Goodwill	12,943	13,046
Total non-current assets	44,422	44,298
TOTAL ASSETS	151,623	111,747

LIABILITIES
Current liabilities
Trade payables	4,242	8,016
Payroll and social security taxes payable	19,491	17,823
Borrowings	2,928	1,048
Other financial liabilities	1,413	6,023
Tax liabilities	3,749	5,190
Other liabilities	876	24
Total current liabilities	32,699	38,124

Non-current liabilities
Borrowings	858	10,747
Other financial liabilities	2,214	2,740
Other liabilities	114	-
Provisions for contingencies	515	271
Total non-current liabilities	3,701	13,758
TOTAL LIABILITIES	36,400	51,882

Capital and reserves
Issued and paid-in capital	40,014	34,794
Additional paid-in capital	45,663	12,468
Foreign currency translation reserve	(450)	(278)
Retained earnings	29,447	12,389
Total equity attributable to owners of the Company	114,674	59,373
Non-controlling interests	549	492
Total equity	115,223	59,865
TOTAL EQUITY AND LIABILITIES	151,623	111,747

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Reconciliation of adjusted gross profit
Gross Profit	57,155	41,816	20,363	15,681
Adjustments
Depreciation and amortization	2,651	2,122	949	863
Share-based compensation expense	35	73	1	32
Adjusted gross profit	59,841	44,011	21,313	16,576
Adjusted gross profit margin	41.4%	39.3%	41.0%	41.1%

Reconciliation of adjusted gross profit margin
Gross Profit margin	39.6%	37.3%	39.2%	38.8%
Adjustments
Depreciation and amortization as % of revenues	1.8%	1.9%	1.8%	2.1%
Share-based compensation expense as % of revenues	0.0%	0.1%	0.0%	0.1%
Adjusted gross profit margin	41.4%	39.3%	41.0%	41.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(41,436)	(38,738)	(15,103)	(13,904)
Adjustments
Depreciation and amortization	3,048	3,026	1,114	973
Share-based compensation expense	582	451	569	390
Adjusted selling, general and administrative expenses	(37,806)	(35,261)	(13,420)	(12,541)
Adjusted selling, general and administrative expenses as % of revenues	-26.2%	-31.5%	-25.8%	-31.1%

Reconciliation of adjusted profit from operations
Operating Profit	14,898	3,078	5,220	1,777
Adjustments
Impairment of tax credits	821	-	40	-
Share-based compensation expense	617	524	570	422
Adjusted profit from operations	16,336	3,602	5,830	2,199
Adjusted operating profit margin	11.3%	3.2%	11.2%	5.4%

Reconciliation of profit for the period
Profit for the Period	17,115	17,611	7,790	9,617
Adjustments
Share-based compensation expense	617	524	570	422
Adjusted profit for the period	17,732	18,135	8,360	10,039
Adjusted profit for the period as % of revenues	12.3%	16.2%	16.1%	24.9%

Investor Relations Contact:

Andrew Burgert, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

press@globant.com

(877) 215-5230

Source: Globant